UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 24, 2010

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, February 24, 2010, Dollar Tree, Inc. issued a press release reporting its fiscal 2010 fourth quarter earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated February 24, 2010 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: February 24, 2010

By: /s/ Kevin S. Wampler
       Kevin S. Wampler
       Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated February 24, 2010 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE
DOLLAR TREE, INC. REPORTS RECORD RESULTS:
FOURTH QUARTER 2009 EARNINGS PER SHARE INCREASED 32.2%, TO $1.52
FOURTH QUARTER 2009 OPERATING MARGIN INCREASED 210 BASIS POINTS, TO 14.0%
FISCAL YEAR 2009 EARNINGS PER SHARE INCREASE 40.7%, TO $3.56

CHESAPEAKE, Va. – February 24, 2010 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported earnings per diluted share of $1.52, for the quarter ended January 30, 2010 ("fourth quarter"), an increase of 32.2% compared to the $1.15 earnings per diluted share reported for the quarter ended January 31, 2009. Consolidated net sales for the fourth quarter were $1.56 billion, a 12.4% increase compared to $1.39 billion reported for the quarter ended January 31, 2009. Comparable-store sales increased 6.6% for the quarter.

"We are very pleased with our 4th quarter and full year 2009 financial performance," said President and CEO Bob Sasser. "Dollar Tree achieved record sales and earnings and I am especially proud of the significant improvements in our operating margin and inventory productivity. Customers like our convenient locations, friendly shopping environment and exciting merchandise value. In 2010, we expect continued positive results from our focus on merchandise productivity, keen management of supply chain and back office expenses and investment in initiatives and merchandise to thrill the customer. Dollar Tree is well positioned for continued growth."

Operating margin increased 210 basis points for the quarter to 14.0%. The improvement was driven by a 150 basis point increase in gross margin and a 60 basis point reduction in Selling, General and Administrative expenses.

During the fourth quarter 2009, the Company repurchased 0.8 million shares of its common stock for $38.5 million. Year-to-date, the Company has repurchased 4.3 million shares for $193.1 million. At the end of the fourth quarter, $260.6 million remain under the $500 million share repurchase program authorized by the Board of Directors.

For the year, sales totaled $5.23 billion, a 12.6% increase year-over-year, on a comparable store sales increase of 7.2%. Operating margin increased to 9.8% in 2009, from 7.9% one year ago. Diluted earnings per share were $3.56, an increase of 40.7% from diluted earnings per share of $2.53 in 2008.

The Company continues to grow. During the fourth quarter, Dollar Tree opened 7 stores, closed 4 stores, and expanded 1 store. For the year, the Company opened 240 new stores, closed 25 stores and expanded or relocated 75 stores. Retail selling square footage at fiscal year end was 32.3 million, a 6.6% increase compared to a year ago.

Inventory Accounting Change
The Company uses the retail inventory method to assign cost to store inventories. Since inception, the Company has employed one inventory pool for this calculation. Effective January 31, 2010, the first day of fiscal 2010, the Company will use approximately 30 inventory pools in its retail inventory calculation. This change was made possible by the Company's investments in information systems. It will facilitate improved decision-making and further enhance our assortment planning process.

As a result of this change, in the first quarter 2010 the Company expects to record a non-recurring, non-cash charge to gross profit and a corresponding reduction in inventory, at cost, that is currently estimated at approximately $28 million, or $0.20 per diluted share. This impact accumulated over the 23-year history of the Company, and is included in our guidance. There will be no effect on prior periods related to this change in inventory accounting.

Guidance
The Company estimates sales for the first quarter of 2010 to be in the range of $1.29 - $1.33 billion, based on positive low -to- mid single digit comparable store sales, and 6.3% square footage growth. Diluted earnings per share are expected to be in the range of $0.57 to $0.65, including the aforementioned non-cash charge relating to the inventory accounting change. Absent this charge, earnings per diluted share for the first quarter 2010 would be expected to range from $0.77 to $0.85. The Company reported earnings per diluted share of $0.66 for the first quarter 2009.

For the full year, the Company estimates sales will range from $5.59 - $5.76 billion. This estimate is based on a range of low -to -mid single digit positive comparable-store sales, and square footage growth of approximately 6.3% for the year. Fiscal year 2010 diluted earnings per share are expected to be in the range of $3.76 to $4.03, including the non-cash charge relating to the inventory accounting change in the first quarter. Excluding the charge, earnings per diluted share for the full year 2010 would be expected to range from $3.96 to $4.23. These estimates assume no impact from potential additional share repurchase activity in 2010.

On Wednesday, February 24, 2010, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 888-819-8015. A recorded version of the call will be available until midnight Wednesday, March 3, and may be accessed by dialing 888-203-1112, and the pass code is 1696485. International callers may dial 719-457-0820 and the pass code is 1696485. A webcast of the call will be accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events.

<u>Financial Reporting Schedule</u>
Beginning with the first quarter of fiscal 2010, the Company will announce financial results on the third Thursday following quarter end. Along with this change, quarterly net sales and comparable-store sales will be reported as part of the Company's quarterly financial results. The Company will no longer report quarterly net sales and comparable store sales in a separate press release.

Dollar Tree, a Fortune 500 Company, operated 3,806 stores in 48 states as of January 30, 2010, with total retail selling square footage of 32.3 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward looking statements address future events, developments or results and typically use words such as believe, will, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward looking statements include statements regarding total and comparable-store sales and earnings for future periods, our plans for square footage growth and our estimated non-cash charge to inventory. Among the factors that could cause actual results and outcomes to differ materially from those contained in such forward-looking statements are: general economic conditions, activities of competitors, inflation and fuel and labor costs, weather, changes in law or regulations, and foreign currency fluctuation. A further list and description of these risks, uncertainties and other matters can be found in the company's annual report and other reports filed from time to time with the Securities and Exchange Commission. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 26, 2009 and our Quarterly Report on Form 10-Q filed November 24, 2009. In light of these risks and uncertainties, the future events, developments or results described by our forward looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. Dollar Tree cautions that the foregoing list of important factors may not be complete, and we are not obligated to release publicly any revisions to any forward looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree Inc., Chesapeake
Timothy J. Reid
Vice President, Investor Relations
757-321-5284
www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)

	Fourth Quarter Ended		Twelve Months Ended	
	Jan. 30, 2010	**Jan. 31, 2009**	**Jan. 30, 2010**	**Jan. 31, 2009**
	(unaudited)	(unaudited)	(unaudited)	
Net sales	$ 1,558.6	$ 1,386.5	$ 5,231.2	$ 4,644.9
Cost of sales	980.2	893.3	3,374.4	3,052.7
Gross profit	578.4	493.2	1,856.8	1,592.2
	37.1%	35.6%	35.5%	34.3%
Selling, general & administrative expenses	360.0	328.0	1,344.0	1,226.4
	23.1%	23.7%	25.7%	26.4%
Operating income	218.4	165.2	512.8	365.8
	14.0%	11.9%	9.8%	7.9%
Interest expense, net	1.5	0.9	5.2	6.7
Income before income taxes	216.9	164.3	507.6	359.1
	13.9%	11.8%	9.7%	7.7%
Income tax expense	81.9	59.1	187.1	129.6
Income tax rate	37.8%	36.0%	36.9%	36.1%
Net income	$ 135.0	$ 105.2	$ 320.5	$ 229.5
	8.7%	7.6%	6.1%	4.9%
Net earnings per share:				
Basic	$ 1.53	$ 1.16	$ 3.59	$ 2.54
Weighted average number of shares	88.0	90.7	89.4	90.3
Diluted	$ 1.52	$ 1.15	$ 3.56	$ 2.53
Weighted average number of shares	88.7	91.3	90.0	90.8

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

		Jan. 30, 2010		Jan. 31, 2009
Cash and cash equivalents	$	571.6	$	364.4
Short-term investments		27.8		-
Merchandise inventories		679.8		675.8
Other current assets		26.4		33.0
Total current assets		1,305.6		1,073.2
Property and equipment, net		714.3		710.3
Goodwill		133.3		133.3
Deferred tax assets		35.0		33.0
Other assets, net		101.5		85.9
Total assets	$	2,289.7	$	2,035.7
Current portion of long-term debt	$	17.5	$	17.6
Accounts payable		219.9		192.9
Other current liabilities		189.9		152.5
Income taxes payable, current		48.6		46.9
Total current liabilities		475.9		409.9
Long-term debt, excluding current portion		250.0		250.0
Income taxes payable, long-term		14.4		14.7
Other liabilities		120.2		107.9
Total liabilities		860.5		782.5
Shareholders' equity		1,429.2		1,253.2
Total liabilities and shareholders' equity	$	2,289.7	$	2,035.7
STORE DATA:				
Number of stores open at end of period		3,806		3,591
Total selling square footage (in millions)		32.3		30.3

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Twelve Months Ended	
	Jan. 30, 2010	Jan. 31, 2009
Cash flows from operating activities:		
Net income	$ 320.5	$ 229.5
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	157.8	161.7
Other non-cash adjustments	27.9	41.6
Changes in working capital	74.8	(29.7)
Total adjustments	260.5	173.6
Net cash provided by operating activities	581.0	403.1
Cash flows from investing activities:		
Capital expenditures	(164.8)	(131.3)
Purchase of short-term investments	(27.8)	(34.7)
Proceeds from maturities of short-term investments	-	75.2
Purchase of restricted investments	(37.3)	(29.0)
Proceeds from maturities of restricted investments	17.4	18.2
Other	-	(0.4)
Net cash used in investing activities	(212.5)	(102.0)
Cash flows from financing activities:		
Proceeds from stock issued pursuant to stock-based compensation plans	25.9	21.6
Payments for share repurchases	(190.7)	-
Tax benefit of stock-based compensation	3.9	2.3
Other	(0.4)	(1.2)
Net cash provided by (used in) financing activities	(161.3)	22.7
Net increase in cash and cash equivalents	207.2	323.8
Cash and cash equivalents at beginning of period	364.4	40.6
Cash and cash equivalents at end of period	$ 571.6	$ 364.4

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